                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  3)*


                       Lund International Holdings, Inc.
                       ---------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   550368104
                                   ---------
                                 (CUSIP Number)

                           Mr. Frederic M. Schweiger
                                  847-559-2230
                           Old World Industries, Inc.
                             4065 Commercial Avenue
                          Northbrook, Illinois  60062
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive  Notices and Communications)

                               December 23, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                         Old World Industries, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  / /
                                                             (b)  /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
                                     WC
                                     BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Illinois

     NUMBER OF        7.       SOLE VOTING POWER         0
     SHARES
     BENEFICIALLY     8.       SHARED VOTING POWER       593,000
     OWNED BY
     EACH             9.       SOLE DISPOSITIVE POWER    0
     REPORTING
     PERSON WITH      10.      SHARED DISPOSITIVE POWER  593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                     CO

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                              J. Thomas Hurvis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

     NUMBER OF         7.       SOLE VOTING POWER            0
     SHARES
     BENEFICIALLY      8.       SHARED VOTING POWER          593,000
     OWNED BY
     EACH              9.       SOLE DISPOSITIVE POWER       0
     REPORTING
     PERSON WITH       10.      SHARED DISPOSITIVE POWER     593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                     IN

                                                             CUSIP No. 550368104



1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                               Riaz H. Waraich

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                             (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   U.S.A.

     NUMBER OF        7.      SOLE VOTING POWER            0
     SHARES
     BENEFICIALLY     8.      SHARED VOTING POWER          593,000
     OWNED BY
     EACH             9.      SOLE DISPOSITIVE POWER       0
     REPORTING
     PERSON WITH      10.     SHARED DISPOSITIVE POWER     593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                               James A. Bryan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


     NUMBER OF         7.   SOLE VOTING POWER           0
     SHARES
     BENEFICIALLY      8.   SHARED VOTING POWER         593,000
     OWNED BY
     EACH              9.   SOLE DISPOSITIVE POWER      0
     REPORTING
     PERSON WITH       10.  SHARED DISPOSITIVE POWER    593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                               Richard J. Jago

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   U.S.A.


     NUMBER OF          7.   SOLE VOTING POWER           0
     SHARES
     BENEFICIALLY       8.   SHARED VOTING POWER         593,000
     OWNED BY
     EACH               9.   SOLE DISPOSITIVE POWER      0
     REPORTING
     PERSON WITH        10.  SHARED DISPOSITIVE POWER    593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                       IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                            Frederic M. Schweiger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                             (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.


     NUMBER OF        7.      SOLE VOTING POWER           1,000
     SHARES
     BENEFICIALLY     8.      SHARED VOTING POWER         593,000
     OWNED BY
     EACH             9.      SOLE DISPOSITIVE POWER      1,000
     REPORTING
     PERSON WITH      10.     SHARED DISPOSITIVE POWER    593,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   594,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                     IN

CUSIP No. 550368104

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                              Mac M. Churchill

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   U.S.A.


     NUMBER OF        7.      SOLE VOTING POWER           0
     SHARES
     BENEFICIALLY     8.      SHARED VOTING POWER         593,000
     OWNED BY
     EACH             9.      SOLE DISPOSITIVE POWER      0
     REPORTING
     PERSON WITH      10.     SHARED DISPOSITIVE POWER    593,000




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   593,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    13.5%

14.  TYPE OF REPORTING PERSON*

                                     IN

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Lund International Holdings, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 911 Lund Boulevard, Anoka, Minnesota 55303.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Old World Industries, Inc., an Illinois corporation ("Holder"). Holder is engaged principally in the automotive and industrial chemical businesses. The principal place of business and principal office of Holder is 4065 Commercial Avenue, Northbrook, Illinois 60062.

     Set forth below is the name and position of each of the executive officers, directors and controlling persons of Holder. Except as otherwise indicated, the principal occupation of each person listed below is as a senior officer of Holder. Each person listed below is a citizen of the United States of America. The business address of each person is 4065 Commercial Avenue, Northbrook, Illinois 60062.

EXECUTIVE OFFICERS:

     Name                     Position

     J. Thomas Hurvis         Chairman
     Riaz H. Waraich          President/Managing Director
     James A. Bryan           Senior Vice President
     Richard J. Jago          Senior Vice President - Marketing and Sales
     Frederic M. Schweiger    Vice President/General Counsel/Chief Financial
                              Officer

DIRECTORS:

     Name                     Principal Occupation (If Other Than As Indicated
                              Above)

     J. Thomas Hurvis
     Riaz H. Waraich
     James A. Bryan
     Mac M. Churchill         Marketing Consultant


CONTROLLING PERSONS:

     Name

     J. Thomas Hurvis

     During the last 5 years, neither the Holder nor the persons identified as the executive officers, directors and controlling persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Holder's primary lender is Bank of America Illinois ("Lender"). The funds used to purchase the Common Stock which is the subject of this Statement were derived from the working capital of the Holder and from advances under the Holder's revolving credit facility with Lender.

ITEM 4.  PURPOSE OF TRANSACTION

     The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Issuer has presented a proposal to
increase the number of directors   with the vacancies being nominated and
elected by the Board of Directors. One or more representatives or designates of Holder have indicated an interest to serve on the Board of Directors of Issuer. Except as set forth above, Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, Holder may, in its sole discretion, purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions
and other factors.   Holder and Issuer are also in discussions concerning joint marketing cooperation for Issuer's products.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date on which this Statement is executed, Holder beneficially owns 593,000 shares of Common Stock of the Issuer, constituting 13.5% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 4,391,970 shares of Common Stock of the Issuer issued and outstanding as of November 2, 1996 (as disclosed on the most recent Form 10-Q filed with the Securities and Exchange Commission by the Issuer).
Additionally, Frederic M. Schweiger beneficially owns 1,000 shares of Common Stock of the Issuer. Except as described herein, to the best knowledge of Holder, none of the persons identified in Item 2 hereto presently beneficially own any Common Stock of Issuer.

     (b) Holder through its executive officers, directors and controlling persons will have the shared power to vote or to direct vote of, and to dispose or to direct the disposal of, the subject Common Stock.

     (c) Since the most recent filing by Holder, Holder has acquired 49,000 shares of Common Stock of the Issuer in the open market and in privately negotiated transactions. These shares of Common Stock were acquired at a per share price ranging from a low of $11.875 and a high of $12.50.

     (d) No person other than the Holder is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities described above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 27, 1996

OLD WORLD INDUSTRIES, INC. (U.S.)



By:     /s/  Frederic M. Schweiger
        ----------------------------------
Name:   Frederic M. Schweiger
Title:  Vice President and General Counsel


/s/  J. Thomas Hurvis
------------------------------------------
J. THOMAS HURVIS


/s/  Riaz H. Waraich
------------------------------------------
RIAZ H. WARAICH


/s/  James A. Bryan
------------------------------------------
JAMES A. BRYAN


/s/  Richard J. Jago
------------------------------------------
RICHARD J. JAGO


/s/  Mac M. Churchill
------------------------------------------
MAC M. CHURCHILL


/s/  Frederic M. Schweiger
------------------------------------------
FREDERIC M. SCHWEIGER










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